Infosys®

COMPANY STATEMENT

Resilient and Prepared to Navigate the COVID-19 Impact for our Employees, our Clients and our Stakeholders

As the world comes together to manage the impact of the crisis caused by COVID-19, Infosys is making every effort to tackle the turbulence.

Prioritizing Employees

The company continues to be employee-first in its approach, and has made employee well-being a clear priority, even as teams across the company work to assure business continuity for clients.

With lockdowns effective, in several parts of the world, 93% of the Infosys global workforce is now working from home. Small teams of mission-critical frontline personnel continue to work out of the company's workplaces to deliver on specific business continuity plans for clients in critical infrastructure and service industries.

To minimize any risk to its employees' health that this brings, the company has taken every reasonable precaution - from recommissioning facilities, adopting more rigorous cleaning routines, and stocking essentials such as masks and sanitizers, to implementing social distancing best practices and maintaining readiness to evacuate.

A few Infosys employees across the world have tested positive for COVID-19. The company is in touch with them and their families to provide active and continuous support to help them through the rest and recovery. Infosys has also undertaken contact tracing measures to identify colleagues, if any, who have interacted with them and ensuring that they are appropriately quarantined.

Early on, to enable its employees to work from home, Infosys rapidly mobilized laptops and desktops, with access to secure virtual work environments wherever necessary. The company has provided high speed broadband connectivity for remote workers and expanded its own virtual private network bandwidth by 10X. This meant shipping over 35,000 assets to employee residences. Significant and rapid amplification of its technology landscape was undertaken to support robust and secure remote working at global scale. This meant driving 4X increase in backend capacity to support the increase in concurrently connected remote users.

The company leverages its InfyMe app to connect with its global workforce and provide the latest updates from advisories, to company policies and other benefits on offer. It also allows employees to self-declare their health status.

With cautious optimism Infosys approaches its plans in the weeks ahead, while carefully monitoring advisories and adapting tactics to policies and injunctions in the cities, states and countries that the company operates in. Infosys has completed scenario-planning for when its employees, in incremental batches, will return to work out of its global offices, and client offices, while adhering to the social distancing prescriptions for workplaces and strictly as per local regulatory advisories. Employee safety will not be compromised even as the company relies on project requirements to drive the on-premise and remote staffing mix.

Serving and Supporting Clients

Infosys continues to make every effort to deliver the certainty of its services even in these times of uncertainty. Businesses, from various parts of the globe, have acknowledged these efforts and expressed their appreciation for the services and support they are receiving from Infosys. Here are some quotes from our clients:

- *Thank you. For employing great people at Infosys. For above and beyond service. And, for a long and prosperous relationship. Not all of our vendor partners were able to get their teams fully up and running. With great pride, I was able to tell the leadership team that Infosys is fully operational for us. Thank you!... May Infosys and India weather this storm well and emerge stronger.* ***Client Leader at a global financial services firm.***

- *Your team has supported a historic shift of office-based employees to work-from-home status in record time here in the US. The planning, execution and subsequent experience of our staff in this new work modality has been outstanding. The CEO and our board have recognized the incredible efforts that have taken place from the IT teams….* ***Client Leader at a leading healthcare company***

With so many enterprises counting on the company to help them serve hundreds of millions of people globally, Infosys reiterates its commitment to shoulder this immense responsibility and live up to these high expectations.

Empathy for Community

Amidst its many priorities, Infosys has always taken its corporate social responsibilities very seriously. As announced on March 30, Infosys through Infosys Foundation, has dedicated INR 100 crore ($ 14 mn)

towards relief-efforts, including half of it to PM CARES Fund, to help enhance hospital capacity and provide treatment, ventilators, testing kits and protective gear for frontline health workers.

Infosys Foundation USA has opened Pathfinders Online Institute, its online learning platform for teachers, school children and their families so they can access high-quality computer science and maker education content from home for free.

Focus on the Future

The company believes that clients in every industry will need to accelerate their digital channels in this new normal. Their remote working environments will need to be better equipped for greater elasticity and collaboration at scale. With it will come the need to strengthen their core with stronger infrastructure, greater data, robust cybersecurity, intelligent automation and cloud capabilities. Infosys is well-prepared to help its clients through the journey to recovery and resilience. The strategy that the company has been executing is deeply relevant to the context that businesses are navigating just now. It brings together the power of digital, the company's ecosystem of partners and the expertise of its people to quickly solve some of its clients' most pressing problems.

At the same time, the company anticipates a continued slowdown in the near term influenced by a broad-based global economic recession. With some impact due to project deferrals and softening of discretionary spends, there will be some margin pressure in the near term. In response to these new contours of projected demand, Infosys will work to optimize its cost structure and operational rigor, while continuing to invest in strengthening its digital capabilities. Infosys intends to not only nurture its vast pool of digital talent in a high-productivity environment, but also honor the job offers it has extended to the markets, in order to enhance the skill-sets it can bring to recovery-focused client environments.

In the near-term, Infosys is poised to confront the challenge, help its clients navigate through it as well, and emerge resilient backed by the support and goodwill of its clients and employees. The company's confidence stems from its strong balance sheet, with approximately $3.605 bn (Rs.27,276 crores) in cash and cash equivalents including investments with zero debt as of March 31, 2020. This is further supported by its A3 local currency issuer credit rating with Moody's.

Infosys is very grateful to its employees, the world over, for their diligence through this stressful period and proud of the work they have delivered for its clients. While continuing to safeguard the health of its employees, support its clients and be a conscientious member of the community, Infosys aspires to earn and keep the goodwill of the stakeholders it seeks to serve, and emerge stronger, together with them all, on the other side of this struggle, into a more promising future.

About Infosys Ltd.
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor
Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.